UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, Israel 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2026, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163, and 333-290399) and the Company’s Registration Statements on Form F-3 (Registration Nos. 333-272722 and 333-283241).

Financial Statements

GALMED PHARMACEUTICALS LTD.

Condensed Consolidated Balance Sheets (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	March 31,	December 31,
	2026	2025
Assets

Current assets
Cash and cash equivalents	$1,600	$3,985
Short-term deposits	6,080	7,146
Restricted Cash	125	124
Marketable debt securities	7,771	7,025
Other receivables	451	347
Total current assets	16,027	18,627

Total assets	$16,027	$18,627

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$1,724	$2,003
Other payables	355	842
Total current liabilities	2,079	2,845

Stockholders’ equity
Ordinary shares par value NIS 1.80 per share; Authorized 900,000,000; Issued and outstanding: 6,599,654 shares as of March 31, 2026 and 6,581,390 shares as of December 31, 2025	3,418	3,408
Additional paid-in capital	223,601	223,455
Accumulated other comprehensive loss	(383)	(303)
Accumulated deficit	(212,688)	(210,778)
Total stockholders’ equity	13,948	15,782

Total liabilities and stockholders’ equity	$16,027	$18,627

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Condensed Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended
	March 31,
	2026	2025
Research and development expenses	$1,360	$634

General and administrative expenses	684	630

Total operating expenses	2,044	1,264

Financial income, net	(134)	(160)

Net loss	$1,910	$1,104

Basic and diluted net loss per share	$0.29	$0.62

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	6,591,445	1,799,695

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2026	2025
Net loss	$1,910	$1,104
Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	80	(19)
Comprehensive loss	$1,990	$1,085

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Condensed consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2025	6,581,390	$3,408	$223,455	$(303)	$(210,778)	$15,782
Stock-based compensation	-	-	156	-	-	156
Exercise of RSU’s	18,264	10	(10)	-	-	-
Unrealized loss from marketable debt securities	-	-	-	(80)	-	(80)
Net loss	-	-	-	-	(1,910)	(1,910)
Balance - March 31, 2026	6,599,654	$3,418	$223,601	$(383)	$(212,688)	$13,948

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2024	1,664,884	742	216,470	(416)	(200,469)	16,327
Stock based compensation	-	-	101	-	-	101
Exercise of RSU’s	18,263	9	(9)	-	-	-
Issuance of ordinary shares in relation to SEPA (*)	25,000	12	67	-	-	79
Issuance of SEPA commitment shares (*)	7,891	4	12	-	-	16
Issuance of ordinary shares in relation to ATM (**)	541,996	262	1,177	-	-	1,439
Unrealized gain from marketable debt securities	-	-	-	19	-	19
Net loss	-	-	-	-	(1,104)	(1,104)
Balance - March 31, 2025	2,258,034	1,029	217,818	(397)	(201,573)	16,877

(*)	See Note 3.1
(**)	See Note 3.2

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Condensed consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Three months ended March 31,
	2026	2025
Cash flow from operating activities

Net loss	$(1,910)	$(1,104)

Adjustments required to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	156	101
Amortization of discount on marketable debt securities	9	34
Interest income from short-term deposits	(34)	(48)
Loss (gain) on sale of marketable debt securities	113	(19)
Interest income from loan to associate	-	(10)
Finance expenses related to SEPA (*)	-	20
Changes in operating assets and liabilities:
Decrease )increase) in other receivables	(104)	225
Decrease in trade payables	(279)	-
Decrease in other payables	(487)	(366)
Net cash used in operating activities	(2,536)	(1,167

Cash flow from investing activities
Investment in marketable debt securities	(1,567)	(1,032)
Investment in short term deposits	1,100	-
Realization of marketable debt securities	619	801
Net cash provided by (used in) investing activities	152	(231)

Cash flow from financing activities
Proceeds from the issuance of ordinary shares in relation to ATM (**)	-	1,439
Proceeds from the issuance of ordinary shares in relation to SEPA (*)	-	75
Net cash provided by financing activities	-	1,514

Increase (decrease) in cash and cash equivalents and restricted cash	(2,384)	116
Cash and cash equivalents and restricted cash at the beginning of the period	4,109	4,773
Cash and cash equivalents and restricted cash at the end of the period	$1,725	$4,889

Supplemental disclosure of cash flow information:
Cash received from interest	$275	$171

(*)	See Note 3.1
(**)	See Note 3.2

The accompanying notes are an integral part of the interim Condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Condensed consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds three wholly-owned subsidiaries, Galmed International Ltd., which is incorporated in Malta, and Galmed Research and Development Ltd. (“GRD”) and Galtopa Therapeutics Ltd., both of which are incorporated in Israel. In addition, Galmed Therapeutics UK Limited which was incorporated under the laws of England and Wales, is a wholly-owned subsidiary of GRD.

The Company is a biopharmaceutical company focused on the development of Aramchol. The Company has focused almost exclusively on developing Aramchol for the treatment of liver disease and previously was developing Aramchol for Primary Sclerosing Cholangitis (“PSC”). The Company is currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of the Company’s growth strategy, the Company is actively pursuing opportunities to expand and diversify its product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with the Company’s core expertise in drug development. The Company has an operating history limited to pre-clinical and clinical drug development.

The Company has funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of March 31, 2026, the Company had cash and cash equivalents of $1.6 million, restricted cash of $0.1 million, short-term deposits of $6.1 million and marketable debt securities of $7.8 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the three months ended March 31, 2026 and 2025 was approximately $1.9 million and $1.1 million, respectively. As of March 31, 2026, the Company had an accumulated deficit of $212.7 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

These unaudited interim condensed consolidated financial statements have been prepared as of March 31, 2026 and for the three months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U. S. GAAP”) have been omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2025 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2026 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2026.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited condensed consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

Note 3 - Stockholders’ Equity

1. On August 30, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“YA”). Pursuant to the SEPA, the Company has the right, but not the obligation, to sell to YA from time to time, up to $10.0 million (the “Commitment Amount”), of the Company ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, the Company and YA entered into an amendment to the SEPA to increase the Amount of the commitment to $20.0 million of the Company’s ordinary shares.

The Company evaluated the contract that includes the right to require YA to purchase shares of common stock in the future (“put right”) considering the guidance in ASC 815-40, “Derivatives and Hedging — Contracts on an Entity’s Own Equity” and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting and thus meets the definition of a derivative liability. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the consolidated statement of operations. The Put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of March 31, 2026 and December 31, 2025.

The Company did not issue any ordinary shares pursuant to the SEPA during the three months ended March 31, 2026. Subsequent to the balance sheet date, the Company sold 1,361,000 ordinary shares for aggregate net proceeds of approximately $1.2 million pursuant to the SEPA.

2. On November 14, 2024, the Company entered into a Capital on Demand Sales Agreement (the “2024 Sales Agreement”) with JonesTrading Institutional Serviecs LLC, (“JonesTrading). Pursuant to the 2024 Sales Agreement, the Company may offer and sell ordinary shares having an aggregate offering price of up to $8.1 million, from time to time through JonesTrading. During the three months ended March 31, 2025, the Company sold 541,996 of its ordinary shares for aggregate net proceeds of approximately $1.4 million pursuant to the 2024 Sales Agreement. The Company did not issue any ordinary shares pursuant to the 2024 Sales Agreement during the three months ended March 31, 2026.

Note 4 – Subsequent events

1.	Regarding additional ordinary shares issued under the SEPA subsequent to March 31, 2026, see Note 3.2 above.

2.	On June 8, 2026, the Company entered into a Share Purchase Agreement (the “SPA”) with Colospan Ltd. (“Colospan”), the shareholders of Colospan that are parties thereto, who hold more than 92% of the voting power of the outstanding share capital of Colospan, and Boaz Assaf, solely in his capacity as the representative of the shareholders of Colospan, pursuant to which, subject to the terms and conditions of the SPA, the Company purchased all of the issued and outstanding share capital of Colospan. On June 22, 2026, the Company entered into an amended share purchase agreement (the “Amended SPA”) with Colospan, 100% of the shareholders of Colospan, and Boaz Assaf, solely in his capacity as the representative of the shareholders of Colospan. Consummation of the acquisition occurred on June 22, 2026 (the “Acquisition”), which resulted in Colospan becoming a wholly-owned subsidiary of the Company.

As consideration for the sale of all of the issued and outstanding share capital of Colospan, the Company paid the Colospan shareholders (“Selling Shareholders”) and certain SAFE investors (i) an aggregate amount of $3,300,000 in cash, which was allocated among the Selling Shareholders and the SAFE investors (the “Cash Consideration”) and (ii) a performance-based earnout consideration in an aggregate amount of up to $2,000,000 (the “Earnout Consideration”). The earnout payments will begin accruing on “Net Revenue Sales”, as that term is defined in the Amended SPA, recognized from July 1, 2027, on a cumulative basis, with no payments on the first $5 million of sales. Thereafter, payments will be calculated at 7% of incremental sales from $5 million to $12 million and 9% on sales above $12 million, with no retroactive application of higher tiers. Total earnout payments are capped at $2.0 million, but any unpaid portion will accelerate and become immediately payable upon a qualifying sale or licensing of Colospan or its assets (subject to customary exclusions) or if the Company completes equity financings totaling at least $17.5 million post-closing.

An aggregate of 7.5% of the Cash Consideration issuable by the Company will be held in an escrow fund for a period of 12 months for purposes of satisfying any post-closing indemnification claims under the Amended SPA. Pursuant to the Amended SPA, Colospan agreed to cancel, terminate, and extinguish any outstanding stock options and warrants at closing without any right to receive any consideration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 1.80 par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our ability to pursue, evaluate and complete any strategic alternative that yields value for our shareholders;

●	the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy;

●	our history of recurring losses and negative cash flows from operating activities, significant future commitments and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives, and substantial doubt regarding our ability to continue as a going concern;

●	the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop;

●	completion and receiving favorable results of any pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product;

●	our ability to recognize the anticipated benefits of the acquisition of Colospan Ltd., or Colospan;

●	expectations with respect to future performance and growth of Colospan

●	Galmed’s and Colospan’s ability to execute our business plans and strategy and to receive regulatory approvals;

●	our ability to achieve favorable pricing for Aramchol, or any other product candidate;

●	third-party payor reimbursement for Aramchol, or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 31, 2026.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 31, 2026, in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. In addition, additional risk factors relating to the business of Colospan, which we acquired on June 22, 2026 are included in the section entitled “Risk Factors” in our Report on Form 6-K filed with the SEC on June 8, 2026. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this Report on Form 6-K. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a biopharmaceutical company focused on the development of Aramchol. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver disease and were previously developing Aramchol for primary sclerosing cholangitis, or PSC, and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of NASH and fibrosis.

We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

On June 22, 2026, we completed the acquisition of Colospan, a medical device company focused on the development and manufacturing of innovative solutions for colorectal surgical care. For additional information with respect to the acquisition, see “Recent Developments—Colospan Acquisition” below. Colospan has developed the CG-100 intraluminal bypass device, a single-use, intraluminal temporary silicone sheath designed to internally divert fecal matter away from the surgical anastomosis site in colorectal surgeries during the critical post-operative period. For additional information with respect to Colospan’s business, see the section entitled “Colospan Overview” in our Report on Form 6-K filed with the SEC on June 8, 2026.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of March 31, 2026, we had an accumulated deficit of approximately $201.6 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol or any other product candidate.

Recent Developments

Colospan Acquisition

On June 8, 2026, we entered into a Share Purchase Agreement, or the SPA, with Colospan, the shareholders of Colospan that are parties thereto, who hold more than 92% of the voting power of the outstanding share capital of Colospan, and Boaz Assaf, solely in his capacity as the representative of the shareholders of Colospan, pursuant to which, subject to the terms and conditions of the SPA, we purchased all of the issued and outstanding share capital of Colospan. On June 22, 2026, we entered into an amended share purchase agreement, or the Amended SPA, with Colospan, 100% of the shareholders of Colospan, and Boaz Assaf, solely in his capacity as the representative of the shareholders of Colospan. Consummation of the acquisition occurred on June 22, 2026, or the Acquisition, which resulted in Colospan becoming a wholly-owned subsidiary.

As consideration for the sale of all of the issued and outstanding share capital of Colospan, we paid the Colospan shareholders, or the Selling Shareholders, and certain SAFE investors (i) an aggregate amount of $3,300,000 in cash, which was allocated among the Selling Shareholders and the SAFE investors, or the Cash Consideration, and (ii) a performance-based earnout consideration in an aggregate amount of up to $2,000,000, or the Earnout Consideration. The earnout payments will begin accruing on “Net Revenue Sales”, as that term is defined in the Amended SPA, recognized from July 1, 2027, on a cumulative basis, with no payments on the first $5 million of sales. Thereafter, payments will be calculated at 7% of incremental sales from $5 million to $12 million and 9% on sales above $12 million, with no retroactive application of higher tiers. Total earnout payments are capped at $2.0 million, but any unpaid portion will accelerate and become immediately payable upon a qualifying sale or licensing of Colospan or its assets (subject to customary exclusions) or if we complete equity financings totaling at least $17.5 million post-closing.

An aggregate of 7.5% of the Cash Consideration issuable by us will be held in an escrow fund for a period of 12 months for purposes of satisfying any post-closing indemnification claims under the Amended SPA. Pursuant to the Amended SPA, Colospan has agreed to cancel, terminate, and extinguish any outstanding stock options and warrants at closing without any right to receive any consideration.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. On March 31, 2026, we had current assets of $16.0 million, which includes cash and cash equivalents of $1.6 million, short-term deposits of $6.1 million, marketable debt securities of $7.8 million, other receivables of $0.5 million and restricted cash of $0.1 million. This compares with current assets of $18.6 million on December 31, 2025, which is mainly comprised of cash and cash equivalents of $4.0 million, restricted cash of $0.1 million, short-term deposits of $7.1 million and marketable debt securities of $7.0 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, significant additional funding will be necessary to fund our ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain one of our primary expenses in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol and other product candidate. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

General and administrative expenses also consist of costs associated with being a public company, including expenses related to services associated with maintaining compliance with The Nasdaq Capital Market and SEC requirements, directors and officers insurance, increased legal and accounting costs and investor relations costs.

Financial income, net

Our financial income, net consists mainly of interest income from marketable debt securities, expenses that we incurred in establishing the SEPA (as defined below), which includes ordinary shares to the equity line provider, and foreign currency gains. Our financial expenses consist of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025.

	Three months ended March 31,
	2026	2025
	(unaudited)
	(In thousands, except per share data)
Research and development expenses	1,360	634
General and administrative expenses	684	630
Total operating expenses	2,044	1,264
Financial income, net	(134)	(160)
Net loss	1,910	1,104
Other comprehensive loss (profit):	80	(19)
Comprehensive loss	1,990	1,085
Basic and diluted net loss per share
	$0.29	$0.62

Research and Development Expenses

Our research and development expenses amounted to approximately $1.4 million during the three months ended March 31, 2026 representing an increase of approximately $0.8 million, or 133%, compared to approximately $0.6 million for the comparable period in 2025. The increase primarily resulted from an increase in clinical trial expenses in the amount of approximately $0.4 million as well as an increase in pre-clinical studies expenses of approximately $0.2 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $0.7 million during the three months ended March 31, 2026, representing an increase of approximately $0.1 million, or 17%, compared to approximately $0.6 million for the comparable period in 2025. The increase in general and administrative expenses for the three months ended March 31, 2026 resulted primarily from an increase in professional services expenses.

Operating Loss

As a result of the foregoing, for the three months ended March 31, 2026, our operating loss was approximately $2.0 million, representing an increase of approximately $0.7 million, or 54%, as compared to approximately $1.3 million for the comparable period in 2025.

Financial income, Net

Our financial income, net amounted to approximately $0.1 million during the three months ended March 31, 2026, compared to $0.2 million for the comparable period in 2025. The change is considered to be immaterial.

Net Loss

As a result of the foregoing, for the three months ended March 31, 2026, our net loss was approximately $1.9 million, representing an increase of approximately $0.8 million, or 73%, as compared to approximately $1.1 million for the comparable period in 2025.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of March 31, 2026, we had an accumulated deficit of approximately $212.7 million and positive working capital (current assets less current liabilities) of approximately $13.9 million. We expect that operating losses will continue for the foreseeable future.

As of March 31, 2026, we had cash and cash equivalents of approximately $1.6 million, short term deposits of approximately $6.1 million, restricted cash of approximately $0.1 million and marketable debt securities of approximately $7.8 million invested in accordance with our investment policy, totaling approximately $15.6 million, as compared to cash and cash equivalents of approximately $4.0 million, short term deposits of approximately $7.1 million, restricted cash of approximately $0.1 million and marketable debt securities of approximately $7.0 million as of December 31, 2025, totaling approximately $18.2 million.

We had negative cash flow from operating activities of approximately $2.5 million for the three months ended March 31, 2026, as compared to negative cash flow from operating activities of approximately $1.2 million for the three months ended March 31, 2025. The negative cash flow from operating activities for the three months ended March 31, 2026 is mainly attributable to our net loss of approximately $1.9 million as well as a decrease in other payables of approximately $0.5 million.

We had a positive cash flow from investing activities of approximately $0.2 million for the three months ended March 31, 2026, as compared to a negative cash flow of approximately $0.2 million for the three months ended March 31, 2025. The positive cash flow from investing activities for the three months ended March 31, 2026 was primarily due to realization of short term deposits of approximately $1.1 million, partially offset by the net investment in marketable debt securities of approximately $0.9 million.

We had no cash flow from financing activities for the three months ended March 31, 2026, as compared to a positive cash flow of approximately $1.5 million from financing activities for the three months ended March 31, 2025. The positive cash flow from financing activities for the three months ended March 31, 2025 was primarily due to issuance of shares in relation to the SEPA (as defined below) and 2024 Sales Agreement (as defined below)

On August 30, 2024, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $10.0 million, or the Initial Commitment Amount, of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, we and YA entered into an amendment to the SEPA to increase the Initial Commitment Amount to $20.0 million of our ordinary shares. At our option, the ordinary shares would be purchased by YA from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that we, subject to certain limitations, deliver a notice to YA that we are committing YA to purchase such ordinary shares, or the Advance Shares. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of our ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for YA irrevocable commitment to purchase our ordinary shares up to the Initial Commitment Amount, as of December 31, 2025, we issued 31,566 ordinary shares to YA and also paid a $15,000 structuring fee to an affiliate of YA.

We did not issue any ordinary shares pursuant to the SEPA during the three months ended March 31, 2026. Subsequent to March 31, 2026 and prior to the date of this report, we issued an aggregate of 1,361,000 ordinary shares to YA for aggregate net proceeds of approximately $1.2 million.

On November 14, 2024, we entered into a Capital on Demand Sales Agreement, or the 2024 Sales Agreement, with JonesTrading Institutional Serviecs LLC, or JonesTrading. Pursuant to the 2024 Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $8.1 million, from time to time through JonesTrading, or the ATM Facility. JonesTrading will receive a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares and will be reimbursed for certain specified expenses in connection with entering into the Sales Agreement. As of December 31, 2025, we sold 3,687,038 of our ordinary shares for aggregate gross proceeds of approximately $8.1 million ($7.7 million net) pursuant to the 2024 Sales Agreement. We did not issue any ordinary shares during the three months ended March 31, 2026.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, significant additional funding will be necessary to fund ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the outcome of an evaluation of potential strategic alternatives;

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol or any other product candidate;

●	the successful integration of Colospan and the costs associated with its operations;

●	the continued research, development, regulatory advancement, clinical validation and commercialization of Colospan’s product candidates and technologies;

●	the expansion of Colospan’s manufacturing capabilities, commercial infrastructure, strategic partnerships and market adoption efforts;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market;

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; and

●	the impact of the security situation in Israel, which may exacerbate the magnitude of the factors discussed above.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Risk Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and the additional risk factors relating to the business of Colospan in the section entitled “Risk Factors” in our Report on Form 6-K filed with the SEC on June 8, 2026. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: July 8, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer